SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2021

Commission File Number: 001-15264
___________________

Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
99.1	2020 ANNUAL GENERAL MEETING

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 12, 2021	By /s/ Wang Jun Name: Wang Jun Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Wang Jun, Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

2020 ANNUAL GENERAL MEETING

A notice of the 2020 AGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 29 June 2021 is set out at page 24 to page 26 of this circular.

A reply slip and a form of proxy for use at the AGM are enclosed and are also published on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk). Shareholders who intend to attend the AGM shall complete and return the reply slip in accordance with the instructions printed thereon on or before Tuesday, 8 June 2021. Shareholders who intend to appoint a proxy to attend the AGM are requested to complete the form of proxy in accordance with the instructions printed thereon. In the case of H Shareholders, the form of proxy shall be lodged with the H Shares Registrar of the Company, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of A Shareholders, the form of proxy shall be lodged with the Company's Board Office at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC, Postal Code 100082 as soon as possible and in any event not less than 24 hours before the time appointed for holding of the AGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not prevent you from attending and voting in person at the AGM or any adjournment thereof if you so wish.

13 May 2021

* *For identification purpose only*

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the ordinary shares denominated in RMB issued by the Company which are subscribed for in RMB and listed on the Shanghai Stock Exchange;
"A Shareholder(s)"	holder(s) of A Shares;
"ADS(s)"	the American Depository Share(s) issued by the Bank of New York Mellon as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;
"AGM"	the 2020 annual general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 29 June 2021;
"Articles of Association"	the articles of association of the Company;
"Board"	the board of directors of the Company;
"Chalco Hong Kong Investment"	Chalco Hong Kong Investment Company Limited* (中鋁香港投資有限公司), a limited company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company as at the Latest Practicable Date;
"Chalco Shandong"	Chalco Shandong Co., Ltd.* (中鋁山東有限公司), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of the Company as at the Latest Practicable Date;
"Company"	Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADSs of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;
"Director(s)"	the director(s) of the Company;

"H Share(s)"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;
"H Shareholder(s)"	holder(s) of H Shares;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Latest Practicable Date"	7 May 2021, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;
"RMB"	Renminbi, the lawful currency of the PRC;
"Share(s)"	A Share(s) and H Share(s);
"Shareholder(s)"	A Shareholder(s) and H Shareholder(s);
"Supervisor(s)"	the supervisor(s) of the Company;
"Supervisory Committee"	the supervisory committee of the Company;
"Xinghua Technology"	Chinalco Shanxi Jiaokou Xinghua Technology Co., Ltd.* (中鋁集團山西交口興華科技股份有限公司), a joint stock limited company incorporated in the PRC and owned as to 66% directly and indirectly by the Company as at the Latest Practicable Date; and
"%"	per cent.

中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Executive Director:
Mr. Zhu Runzhou

Non-executive Directors:
Mr. Ao Hong *(Acting as the Chairman)*
Mr. Wang Jun

Independent Non-executive Directors:
Ms. Chen Lijie
Mr. Hu Shihai
Mr. Lie-A-Cheong Tai Chong, David

Registered office:
No. 62 North Xizhimen Street
Haidian District, Beijing
The People's Republic of China
Postal code: 100082

Principal place of business:
No. 62 North Xizhimen Street
Haidian District, Beijing
The People's Republic of China
Postal code: 100082

Principal place of business in Hong Kong:
Room 4501, Far East Finance Centre
No. 16 Harcourt Road
Admiralty
Hong Kong

13 May 2021

To the Shareholders

Dear Sirs or Madams,

2020 ANNUAL GENERAL MEETING

I. INTRODUCTION

The purpose of this circular is to provide you with the notice of the AGM and to provide you with all the information reasonably necessary to enable you to make informed decisions on whether to vote for or against the proposed resolutions at the AGM:

ORDINARY RESOLUTIONS

(1) the resolution in relation to the Report of the Board of the Company for the year ended 31 December 2020;

(2) the resolution in relation to the Supervisory Committee's Report of the Company for the year ended 31 December 2020;

(3) the resolution in relation to the independent auditor's report and the audited financial reports of the Company for the year ended 31 December 2020;

(4) the resolution in relation to the loss recovery plan of the Company for the year 2020;

(5) the resolution in relation to the proposed provision of guarantees by the Company to Chalco Hong Kong Investment for financing;

(6) the resolution in relation to the proposed provision of guarantees by the Company and Chalco Shandong to Xinghua Technology for financing;

(7) the resolution in relation to the determination of remuneration standards for Directors and Supervisors of the Company for the year 2021;

(8) the resolution in relation to the proposed renewal of liability insurance for year 2021-2022 for the Directors, Supervisors and senior management members of the Company;

(9) the resolution in relation to the proposed re-appointment of auditors of the Company;

SPECIAL RESOLUTIONS

(10) the resolution in relation to the 2021 domestic bonds issuance plan of the Company;

(11) the resolution in relation to the 2021 overseas bonds issuance plan of the Company; and

(12) the resolution in relation to the general mandate to issue additional H Shares.

II. BUSINESS TO BE CONSIDERED AT THE AGM

1. The Resolution in Relation to the Report of the Board of the Company for the Year ended 31 December 2020

Details of the Report of the Board for the year ended 31 December 2020 are set out in the appendix of the circular.

2. The Resolution in Relation to the Supervisory Committee's Report of the Company for the Year ended 31 December 2020

Details of the Supervisory Committee's Report for the year ended 31 December 2020 are set out in the 2020 Annual Report of the Company and available at the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk).

3. The Resolution in Relation to the Independent Auditor's Report and the Audited Financial Reports of the Company for the Year ended 31 December 2020

The independent auditor's report and the audited financial reports for the year ended 31 December 2020 (including the financial report prepared in accordance with the International Financial Reporting Standards and the financial report prepared in accordance with the PRC Accounting Standards for Business Enterprises) are set out in the 2020 Annual Report of the Company and available at the websites of the Hong Kong Stock Exchange (http://www.hkex.com.hk) and the Shanghai Stock Exchange (http://www.sse.com.cn).

4. The Resolution in Relation to the Loss Recovery Plan of the Company for the Year 2020

After auditing, the profit after tax and the accumulative undistributed profit of the Company (including the parent company but excluding subsidiaries) realized in 2020 as calculated according to the PRC Accounting Standards for Business Enterprises and the International Financial Reporting Standards were set out as below:

Unit: RMB100 million

2020	**Profit after tax**	**Accumulative undistributed profit (including the profit after tax realized in 2020)**
According to the PRC Accounting Standards for Business Enterprises	7.58	-42.3
According to the International Financial Reporting Standards	6.98	-61.7

As the accumulative undistributed profit of the Company for the year 2020 was a loss and the surplus reserve balance of the Company as at the end of 2020 amounted to RMB5,770 million (no difference in amount based on two accounting standards), the Company proposed to make up for the loss with the surplus reserve of RMB4,230 million. After the loss was made up for, the accumulative undistributed profit of the Company would be RMB0 as calculated according to the PRC Accounting Standards for Business Enterprises, and RMB1,940 million in loss as calculated according to the International Financial Reporting Standards.

As the Company had no profit available for distribution in 2020, the Company would not make any profit distribution and no transfer of capital reserve to increase share capital.

5. The Resolution in Relation to the Proposed Provision of Guarantees by the Company to Chalco Hong Kong Investment for Financing

In order to fully utilize overseas financing channels, Chalco Hong Kong Investment, a wholly-owned subsidiary of the Company, proposes to conduct financing activities with an aggregate amount of not more than US$1.0 billion (or in other currencies with the equivalent amount). The financing methods include but not limited to issue of bonds, financing under letters of guarantee, bank loans and others. The Company proposes to provide guarantee to Chalco Hong Kong Investment in respect of the above-mentioned financing with the guarantee amount of not more than US$1.0 billion (or in other currencies with the equivalent amount) and a guarantee term of not more than ten years. The term of the authorization in respect of the above guarantee is 12 months from the date of this resolution being approved at the AGM.

Subject to the limit of the above-mentioned financing guarantee and within the scope permissible by the relevant national policies, the Board proposes the Chairman of the Company or other persons authorized by the Chairman be authorized to be responsible for all matters relating to the above-mentioned financing guarantee and to execute all relevant documents.

6. The Resolution in Relation to the Proposed Provision of Guarantees by the Company and Chalco Shandong to Xinghua Technology for Financing

Xinghua Technology, a controlling subsidiary of the Company, is owned as to 33% and 33% by the Company and Chalco Shandong, a wholly-owned subsidiary of the Company, respectively. Xinghua Technology currently proposes to newly increase its financing by RMB400 million. The Company and Chalco Shandong propose to provide guarantee for the above-mentioned financing of Xinghua Technology on a pro rata basis in proportion to their shareholdings in Xinghua Technology with the respective guarantee amount of not more than RMB132 million and a guarantee term of not more than one year. The term of the authorization in respect of the above-mentioned guarantee is 12 months from the date of this resolution being approved at the AGM.

Subject to the limit of the above-mentioned financing guarantee and within the scope permissible by the relevant national policies, the Board proposes the Chairman of the Company or other persons authorized by the Chairman be authorized to be responsible for all matters relating to the above-mentioned financing guarantee and to execute all relevant documents.

7. The Resolution in Relation to the Determination of Remuneration Standards for Directors and Supervisors of the Company for the Year 2021

The Remuneration Committee of the Board has considered and approved the remuneration standards for the Directors and employee representative Supervisors of the Company for the year 2021 and made recommendations to the Board. The Board proposes to adopt the remuneration standards for the Directors and employee representative Supervisors of the Company for the year 2021.

8. The Resolution in Relation to the Proposed Renewal of Liability Insurance for Year 2021-2022 for the Directors, Supervisors and Senior Management Members of the Company

The Board proposes the renewal of liability insurance for the year 2021-2022 for the Company's Directors, Supervisors and senior management members with an insurance amount of US$25 million and total insurance fee of US$360,000 (tax inclusive).

The Board proposes the Chairman of the Company or other person authorized by the Chairman be authorized to be responsible for matters relating to the renewal of liability insurance for the year 2021-2022 and to execute all relevant documents.

9. The Resolution in Relation to the Proposed Re-appointment of Auditors of the Company

The Board proposes (1) to re-appoint PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers to provide domestic and international audit services to the Company. In particular, PricewaterhouseCoopers Zhong Tian LLP will mainly be the domestic and the U.S. auditor of the Company (including internal control audit); PricewaterhouseCoopers will mainly be the Hong Kong auditor of the Company. The engagement period of the above-mentioned accounting firms will expire upon the conclusion of the 2021 annual general meeting of the Company; and (2) the total cost of the domestic and international audit services to be provided by the above-mentioned accounting firms shall be limited to RMB18.17 million (including the internal control audit fee and subject to appropriate adjustments in case of significant changes in the asset size of the Company). In the meantime, the Board proposes the Audit Committee of the Board be authorized to specifically determine the remuneration of the above-mentioned accounting firms according to their work performance.

10. The Resolution in Relation to the 2021 Domestic Bonds Issuance Plan of the Company

In order to optimize debt structure and reduce finance cost, the Company proposes to register and issue products including but not limited to bonds and asset-backed securities in one or several tranches in the PRC in 2021 and the aggregate outstanding balance of all bonds shall not exceed RMB50 billion (including various issued domestic bonds as of 31 December 2020 with a balance of RMB29.3 billion). The term of the authorization is from the date of this resolution being approved at the AGM of the Company to the conclusion of the 2021 annual general meeting of the Company.

The Board proposes the Chairman of the Company or other person authorized by the Chairman be authorized to, pursuant to the needs of the Company, determine the type, specific terms and conditions of the issue of bonds and other matters relating thereto (including but not limited to, the application and registration of the cap amount of bonds, the determination of the type, amount, interest rate, term, rating, and use of proceeds of the bonds to be issued actually), engage intermediary institutions, submit relevant application documents to the regulatory authorities, and execute requisite legal documents as required by regulatory authorities in connection with the Company's issuance of the bonds and make relevant information disclosure.

11. The Resolution in Relation to the 2021 Overseas Bonds Issuance Plan of the Company

In order to optimize debt structure and reduce finance cost, the Company or its domestic and overseas subsidiaries at all levels proposes to issue overseas bonds with an aggregate amount of not more than US$1.0 billion (or in other currencies with the equivalent amount). The term of the authorization is from the date of this resolution being approved at the AGM of the Company to the conclusion of the 2021 annual general meeting of the Company.

The Board proposes the Chairman of the Company or other person authorized by the Chairman be authorized to, pursuant to the needs of the Company, determine the specific matters relating to the issue of overseas bonds (including but not limited to, the determination of currency, type, amount, interest rate, term, rating, and use of proceeds of the bonds to be issued actually), deal with approval procedures, engage intermediary institutions, submit relevant application documents to the regulatory authorities for approval, and execute requisite legal documents as required by regulatory authorities in connection with the Company's issuance of the overseas bonds and make relevant information disclosure.

12. The Resolution in Relation to the General Mandate to Issue Additional H Shares

In order to provide the Company with flexibility to issue additional new Shares and to provide discretionary power to the Board, a special resolution will be proposed by the Board to the AGM to grant a general mandate to the Board to issue additional H Shares up to the limit of 20% of the number of H Shares of the Company in issue, under the premise of compliance with relevant requirements of the Hong Kong Listing Rules and the Articles of Association.

Details of the mandate are as follows:

(a) the Board be and is hereby granted an unconditional and general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements or call options in respect thereof, subject to the following terms:

(i) such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or call options which might require the implementation or exercise after the end of the Relevant Period;

(ii) the number of share capital approved to be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a call option or otherwise) by the Board shall not exceed 20% of the number of H Shares of the Company in issue as at the date of this resolution being approved; and

(iii) the Board will only exercise the above power under such mandate in accordance with the Company Law of the PRC and the Hong Kong Listing Rules (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b) for the purpose of this resolution:

"**H Shares**" means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, which are held and traded in Hong Kong dollars;

"**Relevant Period**" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii) the expiration of a 12-month period following the passing of this resolution; or

(iii) the date on which the authority set out in this resolution is revoked or varied by a special resolution at a general meeting;

(c) contingent on the Board resolving to issue Shares pursuant to sub-paragraph (a) of this resolution, the Board be and is hereby authorized to:

(i) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new Shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement);

(ii) determine the use of proceeds and make all necessary filings and registrations in Mainland China, Hong Kong and other relevant authorities; and

(iii) increase the registered capital of the Company pursuant to the issue of Shares under sub-paragraph (a) of this resolution and make such amendments to the Articles of Association, as it thinks fit, so as to reflect the increase in the registered capital of the Company.

III. THE AGM

A notice of the AGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 29 June 2021 is set out at page 24 to page 26 of this circular.

A reply slip and a form of proxy for use at the AGM are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk). Shareholders who intend to attend the AGM shall complete and return the reply slip in accordance with the instructions printed thereon on or before Tuesday, 8 June 2021. Shareholders who intend to appoint a proxy to attend the AGM are requested to complete the form of proxy in accordance with the instructions printed thereon. In the case of H Shareholders, the form of proxy shall be lodged with the H Shares Registrar of the Company, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of A Shareholders, the form of proxy shall be lodged with the Company's Board Office at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC, Postal Code 100082 as soon as possible and in any event not less than 24 hours before the time appointed for holding of the AGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not prevent you from attending and voting in person at the AGM or any adjournment thereof if you so wish.

To the best knowledge, information and belief of the Directors, having made all reasonable enquiries, as at the Latest Practicable Date, none of the Shareholders is required to abstain from voting on the proposed resolutions at the AGM.

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, all votings at the AGM will be taken by poll. The Company will announce the results of the poll in accordance with the Hong Kong Listing Rules after the AGM.

IV. CLOSURE OF H SHARE REGISTER OF MEMBERS

Pursuant to the provisions of the Articles of Association, the H Share Register of Members will be closed from Sunday, 30 May 2021 to Tuesday, 29 June 2021 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Friday, 28 May 2021 are entitled to attend and vote at the AGM after completing the registration procedures for attending the AGM. In order for the H Shareholders to be qualified to attend and vote at the AGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on Friday, 28 May 2021 for registration.

V. RECOMMENDATIONS

The Directors (including independent non-executive Directors) consider that the resolutions as set out in the notice of the AGM are in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the above proposed resolutions.

VI. ADDITIONAL INFORMATION

You are advised to pay attention to the additional information set out in the appendix to this circular.

By order of the Board
Aluminum Corporation of China Limited*
Wang Jun
Company Secretary

* *For identification purpose only*

ALUMINUM CORPORATION OF CHINA LIMITED
WORK REPORT OF THE BOARD FOR THE YEAR 2020

In the year 2020, in accordance with the Company Law of the People's Republic of China, the Securities Law of the People's Republic of China, the Rules Governing the Listing of Stocks on Shanghai Stock Exchange and the Articles of Association of Aluminum Corporation of China Limited (hereinafter referred to as the "**Articles of Association**"), other relevant laws and regulations and corporate systems, the Board of the Company has effectively performed the various duties of the Board of the Company, conscientiously implemented the resolutions passed at the general meeting, continued to regulate corporate governance, diligently carried out its works, which ensured the compliant operation of the Company in accordance with the laws and regulations. The main works of the Board in 2020 is hereby reported as follows:

I. PERFORMANCE OF THE BOARD

1. Convening of the Board meetings

In 2020, the Board of the Company held a total of nine meetings (including four physical meetings and five telecommunication meetings), and reviewed and approved 36 proposals. The content of the proposals mainly involved the Company's periodic reports, annual corporate social responsibility report, annual internal control report, annual profit distribution plan, production plan and financial budget, issuance of debt financing instruments, providing guarantees for subsidiaries, annual target remuneration for Directors, Supervisors and senior management of the Company, change of auditors, appointment and dismissal of senior management, related party transactions, etc. All Directors of the Company attended the meetings in person as they could and carefully reviewed the proposals, and the related party Directors have abstained from voting on matters involving related party transactions. In 2020, there were no cases of the proposals of the Board being rejected.

2. Implementation of resolutions of the general meetings by the Board

In 2020, the Board of the Company arranged and organized two general meetings in total, including one annual general meeting and one extraordinary general meeting, at which a total of 14 proposals were considered and passed without any proposal being rejected. The Board of the Company performed its duties in strict accordance with the relevant laws, regulations and the Articles of Association and conscientiously implemented the resolutions passed at the general meetings.

3. Performance of special committees under the Board

There are five special committees under the Board of the Company, namely: the Audit Committee, the Remuneration Committee, the Nomination Committee, the Development and Planning Committee, and the Occupational Health and Safety and Environment Committee.

In 2020, the Audit Committee, the Remuneration Committee, the Nomination Committee, the Development and Planning Committee, and the Occupational Health and Safety and Environment Committee of the Board held 6 meetings, 1 meeting, 1 meeting, 1 meeting and 1 meeting, respectively. In accordance with the responsibilities and authority granted by the Board, each of the special committees has carried out its work conscientiously and gave full play to its professional functions, providing strong support to the scientific decision-making of the Board.

4. Information disclosure

As the Company is listed in Shanghai, Hong Kong and the United States, the Board always attaches great importance to information disclosure and strictly complies with the relevant provisions of the listing rules at home and abroad to disclose information in a truthful, accurate, completed, timely and fair manner so as to minimize the investment risks of investors. In 2020, the Company disclosed a total of 107 A share announcements and related documents (including periodic reports) on the Shanghai Stock Exchange, 164 H share announcements and related documents (including periodic reports) on the Hong Kong Stock Exchange in English and Chinese, and a total of 64 US share documents including annual reports 20-F and 6-K announcements on the New York Stock Exchange. In 2020, the Company received an A-rating for information disclosure from the Shanghai Stock Exchange.

5. Risk management and internal control

It is the responsibility of the Board of the Company to establish, improve and effectively implement risk management and internal control. The Audit Committee of the Board supervises and inspects the establishment, improvement and implementation of the Company's risk management and internal control system, and regularly discusses with the management the specific implementation of risk management and internal control to ensure that the Company has established an effective risk management and internal control system. In 2020, the Audit Committee of the Board and the Board considered and approved the Company's annual internal control evaluation report, internal control audit report and comprehensive risk management report, respectively, and the Board of the Company concluded, based on these reports, that the Company's risk management and internal control system was effectively implemented and met the objectives of the Company's internal control, that there were no material and significant deficiencies and the Company's internal control over financial report and non-financial report did not have material deficiencies and defects. The auditors of the Company have also confirmed that the Company maintains effective internal control over financial reports in all material respects.

6. Investigation by external Directors

The outbreak of the COVID-19 pandemic at the beginning of 2020 once had a great impact on the production and operation of the Company, and the external Directors of the Company were very concerned about the production and operation status of the Company. To this end, the Company conducted the annual routine on-site investigation of the external Directors by video connection for the first time. It organized a special report meeting on the three major platforms of trade, logistics and materials of the Company, invited three major platform companies to report the status of combatting pandemic and ensuring production to the external Directors, and listened to the external Directors' suggestions on giving full play to the advantages of the platform companies to better serve the production and operation of the Company.

In order to further understand the operation and development of the enterprises, in September 2020, the Company organized some independent Directors to conduct on-site investigation in electrolytic aluminum enterprises in Qinghai, which helped independent Directors to further understand the development status and future development prospects of aluminum industry in Qinghai, as well as the Company's further optimization plan of industrial layout, acceleration of industrial structure adjustment and transformation.

7. Directors' participation in ESG governance

In order to enhance its ESG governance level, the Company organized a special briefing on the ESG work to the Board, reporting on the responsibilities of the Board's participation in ESG supervision, the current status of the Company's ESG work, the areas to be improved and the proposed improvement work plan.

8. Participation of Directors, Supervisors and senior management in trainings

Affected by the COVID-19 pandemic, most of the trainings for Directors, Supervisors and senior management were conducted online in 2020. The Board Office of the Company, in accordance with the relevant requirements of the domestic and overseas regulatory authorities, organized Directors, Supervisors and senior management of the Company to attend 9 training sessions sponsored by the domestic and overseas regulatory authorities.

II. PRODUCTION AND OPERATION OF THE COMPANY IN 2020

In 2020, in the face of the severe challenges such as the outbreak of the COVID-19 pandemic and the economic downturn, the Company carried out all-factor benchmarking actions to improve quality and efficiency at all levels, and continued to deepen its reform and innovation, promote transformation and upgrading and optimise the layout structure under the development goal of building a world-class aluminum company, and thereby continuously enhanced quality and efficiency of its development.

1. Effectively prevented and controlled the COVID-19 pandemic and maintained stable and orderly production and operation

The Company strictly implemented the requirements of "two protections and one prevention (兩保一防)", coordinated the deployment with up-down linkage through scientific prevention and control, and achieved zero infection of domestic and foreign employees, which effectively protected the health of its employees and effectively ensured the rapid resumption of work and production as well as the stable production and operation throughout the year. In 2020, the output of alumina, electrolytic aluminum and coal of the Company was 14.53 million tonnes, 3.69 million tonnes and 11.20 million tonnes, respectively, representing an increase of 5.3%, a decrease of 2.6% and an increase of 3.8% over that of the previous year, respectively. The Company's revenue for the year 2020 was RMB186 billion, representing a year-on-year decrease of 2.22%; the total net profit was RMB1.573 billion, representing a year-on-year increase of 5.6%; and the net operating cash flow was RMB14.929 billion, representing a year-on-year increase of 18.53%.

2. Deeply carried out all-factor benchmarking and strengthened basic management

Through establishing an all-factor benchmarking system with the three levels of company, department and enterprise, the Company continued to optimize the production organization and strengthen process control by identifying and overcoming shortcomings and weakness, and thus effectively improved its value creation capabilities. In 2020, the capacity utilization rate of alumina, electrolytic aluminum and carbon of the Company increased by 3.5, 2.7 and 13.5 percentage points as compared to that of the previous year, respectively, and the main indicators of product quality were improved. In particular, in the face of the severe situation of sharp drop in the price of electrolytic aluminum at the beginning of the year, the Company timely launched a special action of maximum cost reduction, which effectively mitigated market risk and achieved cost reduction and efficiency increase. In 2020, the Company won the "Golden Bauhinia" Award of Best Listed Company in Corporate Governance.

3. Accelerated the structural adjustment and optimized the production layout

The Company thoroughly implemented the investment philosophy of "acting in a measured and diligent manner", actively carried out all-factor benchmarking in the investment field, and established investment and evaluation criteria for new projects. It implemented a linked assessment of design charging and design optimization, took project performance bonus for risk deposit, and continuously optimized the investment project plan. As a result, the investment management and control capability of the Company was significantly improved. The unit investment of alumina and electrolytic aluminum for key projects to be constructed has been optimized by more than one-third, and the unit investment, process technology, labor productivity and environmental protection design have reached the first-class level in the industry. Boffa project in Guinea, the first overseas bauxite supply base of the Company was completed and put into production, quickly achieved its production goal and standard. The port alumina project with the capacity of 2 million tonnes of Guangxi Huasheng was put into operation simultaneously, and thus the "coastal and overseas" strategy achieved significant progress. The aluminum alloy project in Guizhou Branch, the high-purity aluminum project of Baotou Aluminum, the phase II project of tabular corundum in Chalco Shandong and other projects were completed and put into operation, which further extended the industrial chain. The transformation projects such as Ningxia Energy Azuoqi Wind Power (寧夏能源阿左旗風電), Fushun Aluminum, Gansu Hualu and Chibi Carbon achieved their production goals and standards, and the construction of the local area network of Shanxi Zhongrun was completed and the Unit 3 of Inner Mongolia Huayun was connected to the grid for power generation. All newly-built projects were profitable when they were put into production, and became the new profit growth points.

4. Strengthened internal collaboration to maximize overall benefits

The Company vigorously promoted the coordination and cooperation between the operating platform and entities and among the entities. The alumina enterprises in Shandong, Shanxi and Henan had implemented the coordinated supply guarantee of domestic ore, and established a "six unifications (六統一)" operating mechanism for imported ore to improve the guarantee level of ore supply, reduced the cost of ore supply, and thus maximized the overall benefits. The Company also continued to improve the operating mechanisms of the procurement, marketing and logistics platforms, coordinate and balance resource allocation, strengthen synergies in the business of purchasing, selling and shipping, reduce internal service costs, increase market-oriented operations externally, and its industry leadership was continuously improved.

5. Continued to deepen the management reform and continuously enhanced momentum and vitality

Focusing on improving and perfecting the market-oriented operating mechanism, the Company intensified its reform efforts, established a distribution mechanism based on which the production factors shall be contributed by market evaluation and the remuneration shall be determined by contribution. The Company guided its 14 enterprises to establish the dividend incentive system. The Company strengthened the special assessment for mine management, increased the incentives and constraints for obtaining resources, self-mining volume promotion, regional coordination, ore pricing, etc., and enhanced the domestic ore supply capacity. It expanded the promotion and application of capital pool and notes pool, and the concentration rate of funds was effectively improved; the turnover rate of funds increased from 12.52 times to 18.81 times, which effectively reduced the finance expenses.

6. Gave full play to the supporting and leading role of science and technology and showed the continuous innovation advantages

Breakthroughs have been made in the high-value application technology for waste cathode graphitization and the carbon-residue-free anode process and technology, and the pilot test of the vertical anode roasting furnace is going smoothly; a data visualization service platform and expert analysis system have been established at the Excellence Technology Center, and the pilot construction of the smart plants at Guangxi Huasheng and Inner Mongolia Huayun has been accelerated; Zhengzhou Institute was selected as a "Scientifical and Technological Reform Demonstration Enterprise" by the State-owned Assets Supervision and Administration Commission of the State Council. The Company has newly developed 22 medium and high value-added alloy products and 12 fine alumina products, and has realized

significant economic benefit from alloying and fine alumina. In 2020, the Company won 7 first and second prizes at provincial and ministerial level in scientifical and technological progress, and had 8 items accredited in the Forth National Equipment Management and Technological Innovation Achievements and 3 subsidiaries be granted with title of Benchmarking Enterprise in the Fifth China Equipment Management Standardization. In addition, in 2020, the Company had 31 new inventions and patents, and led the formulation (revision) of 18 standards at group or higher level. As of the end of 2020, the Company had 1,404 valid patents.

7. Strengthened the construction of safety and environmental protection systems and continued to consolidate the foundation

The Company continued to carry out the work of "two grasps, two Inspections and stringent supervision (兩抓兩查嚴監管)" (i.e. providing safety lessons, organizing safety training, identifying potential safety hazards and violation, and conducting strict supervision and management on production safety), strengthened the implementation of responsibilities, and recorded no major or more severe safety production incidents throughout the year. It strengthened the risk identification before operation, formulated the Position Safety Working Standards pocket cards for all the positions of the affiliated enterprises and implemented a "source director (源長)" system management for major sources of danger on a case-by-case basis. It comprehensively investigated the sources of danger, promoted the establishment of a standardized system for coal mine safety production and accelerated the construction of smart mines. Leveraging on the opportunity of the ecological environmental protection supervision by the central government, the Company improved the environmental protection management system, and implemented the mandatory requirements for ecological environmental protection management and control, and thereby generally prevented the administrative fines for ecological environment. It increased research efforts on environmental protection technology, and the red mud of Chalco Shandong began to be used in expressway construction. In 2020, the Company reclaimed 11,042 mu of land in total, with an overall reclamation rate of 94%. It newly built one national-level green mine and nine provincial-level green mines. Shanxi Zhongrun became the first Grade A enterprise of the Company to pass the performance review on heavy pollution weather in key industries, and Zunyi Aluminum was recognised as a national green factory.

8. Achieved deep integration of Party building and business and gave full play to the advantage of Party building

The Company strictly implemented the decision-making system of "Three Important Matters and One Big Concern (三重一大)" and the pre-procedures for the Party committee's study and discussion, strengthened the standardized construction of the board of directors of controlled companies, and carried out further discussion on "five aspects (五力)", namely, competitiveness, innovation, control, influence and risk resistance capacity. It institutionalized, standardized and normalized the "double benchmarking (雙對標)", "joint construction by pairs (結對共建)" and "two guidances and two makings (兩帶兩創)" of Party branches and the "double promotion (雙提升)" activities of Party members, gave full play to the role of the Party committee in setting the direction, managing the overall situation and promoting the implementation, and organically integrated the leadership of the Party and the improvement of corporate governance.

III. THE MAJOR TASKS OF THE COMPANY IN 2021

In 2021, under the development goal of continuing to build a world-class aluminum company, taking the pursue of the high-quality development as the theme, focusing on the enhancement of the ability of value creation, with deepening the supply-side structural reform as the main line, leading the development by science and technology, and taking all-factor benchmarking as the starting point, the Company will continue to deepen market-oriented reform, continuously optimize the industrial layout and product structure, promote the transformation and upgrading, accelerate the building of value management system, and actively nurture new growth momentum. It will enhance efficiency and effectiveness through intensive development, achieve overall mightiness and excellence, so as to better gather various resources, further strengthen the Company's competitiveness, innovation, control, influence and risk resistance capacity, and enhance the Company's competitive advantages. The main tasks to be carried out by the Company in 2021 include:

1. Focus on value creation and efficiency improvement to perfect the benchmarking system in all elements and develop a new development model

The Company will further improve the benchmarking index system in all elements, perfect the management system, and integrate the concept of refined management and precise improvement into the entire business process. The Company will further refine the measures of benchmarking, strengthen the index analysis, evaluation and supervision mechanism, and form a virtuous cycle of standard determining, standard tracking, standard establishment and standard creation. The Company will accelerate the application of intelligence and information technology, and speed up the construction of technology centers of excellence and intelligent factories. The Company will create conditions to support those enterprise with great development potential, strong sense of reform and better innovation capability to build a demonstration enterprise with first-class mechanism, first-class research and development and first-class management, set up a new benchmark in the industry, form replicable and promotable management and technology modules, and continuously improve its overall competitiveness.

2. Optimise production management to ensure stable and efficient production, strengthen market leading ability and enhance synergistic efficiency capability

Focusing on the institutionalisation of production management, intelligentisation of data analysis, precision of basic management, with the stable operation of production as the main line, the Company will continue to optimise the organisation of production, promote the management model of "five standards and one control (五標一控)" for electrolytic aluminum and the management model of "Grapevine (葡萄圖)" for alumina, deepen the reform of carbon market, strive to improve the quality of products, and strictly prevent the occurrence of major or more severe production incidents to ensure the smooth production. The Company will strengthen the collaborative operation of business platforms, optimise the supply chain management, and promote the integration of internal products and services with the market. While reducing costs internally and creating efficiency externally, the Company will accurately formulate the material procurement and sales plans with market-

oriented approaches on the three major platforms, and focus on increasing its market share and revenue to ensure the maximum benefits of the Company. The Company will further strengthen cooperation with leading enterprises in the industry, build an ecological alliance for win-win cooperation, give play to the integrated advantages and leading role, and maintain the stability of the industry market.

3. **Optimise the industrial layout, strengthen the investment management and control, deepen structural adjustment and promote organic development**

The Company will adhere to the global allocation of bauxite resources. In respect of the acquisition of foreign resources, the Company will focus on the integrated control, improvement and optimisation of its project in Guinea, and actively explore the development of bauxite resources in Indonesia and other Southeast Asian countries. Domestically, the Company will actively identify alternatives for the production capacity in the existing mining areas to acquire new bauxite resources. The Company will promote the in-depth expansion of the "coastal and overseas" strategy, and accelerate the coastal alumina projects. The Company will adhere to the clean energy strategy of electrolytic aluminum, accelerate the construction of green hydropower aluminum, and vigorously promote the construction of bases of hydropower aluminum in Yunnan, so as to eliminate the uncompetitive production capacity in an orderly manner. The Company will continue to fully implement the investment philosophy of "acting in a measured and diligent manner", improve the evaluation criteria of investment projects, perfect the whole-process optimisation mechanism, implement the boundary conditions of investment and the main management responsibilities, strictly evaluate and assess whether the projects have reached their production goals, standards and efficiency, so as to realise the optimal cost competitiveness in the industry and achieve profitability upon completion. The Company will manage those loss-making enterprises by one policy for one enterprise, implement diversified policies with a view to control the losses and increase the profits, and turn losses into profits through optimisation and upgrading, shutdown and transformation, assets reorganisation, management integration and other measures.

4. Improve the safety and environmental protection management and control system to lay a solid foundation for green development

The Company will deepen the three-year special rectification to improve safety production, carry out the standardisation of safety production, introduce the safety risk deposit system, establish a list of safety and environmental protection risks, and strengthen supervision and rectification. The Company will further implement the safety production responsibility system and improve the safety and environmental protection management and control system, continue to strengthen pre-operation safety assessment and control of key sources of danger, improve employees' awareness of compliance operations, and strengthen the work of "two grasps, two inspections and stringent supervision (兩抓兩查嚴監管)". The Company will check and prohibit illegal operations from the source to enhance the level of intrinsic safety.

The Company will adhere to the implementation of the strategy of leading the way in environmental protection, and fully carry out the mandatory technical specifications for environmental management. The Company will formulate its work plans for peaking carbon dioxide emissions and carbon neutrality, vigorously carry out actions to reduce pollution and carbon emissions, control the new projects from the source with ultra-clean emissions, and ensure that the emissions from stock production lines have fully met the standards. The Company will properly dispose the hazardous wastes, fully implement the three-year action plan for the disposal and utilisation of three types of wastes generated from electrolytic aluminum, and promote the aluminum ash recycling technology to substantially reduce in the stock of hazardous wastes and entirely dispose the additional hazardous wastes in the current year. The Company will vigorously implement the ecological restoration of mines and land reclamation, and continue to strive to become the "national green mines".

5. Deepen market-oriented reform, transform operating mechanism and stimulate endogenous motivation

The Company will fully implement the contractual management of the tenure system for the management of enterprises, adhere to market benchmarking and efficiency orientation, improve the assessment mechanism with strong incentives and rigid constraints and the market-based remuneration mechanism, establish excess profit sharing, and provide precise incentives for leading personnel. The Company will strengthen the competitive employment mechanism, strictly control the number of headcounts, and optimise the income distribution structure to enhance labor productivity and employee income. The Company will increase the efforts to promote the "scientific reform" of Zhengzhou Institute, further establish the market-based incentives and constraints as well as the incentive mechanism of scientific and technological research and achievement transformation, and accelerate the construction of first-class research and development platform. The Company will promote the pilot work of mixed-ownership enterprises to stimulate their internal vitality.

6. Strengthen scientific and technological research, improve the quality and efficiency by means of technology and enhance its capabilities of innovation

The Company will strengthen self-innovation, increase its investment in research and development, establish an evaluation system for scientific and technological innovation, and implement the system of "taking the leading role" for major projects on a trial basis. The Company will carry out research on the disposal and resource utilisation technology in relation to three types of wastes generated from electrolytic aluminum, promote the technological research on removal of alumina organic matter, high efficiency and low consumption of electrolytic aluminum, and accelerate the industrial application of the carbon-slag-free production technology for electrolytic aluminum and the comprehensive utilization technology for red mud. The Company will adhere to the direction of refinement, alloying, high purification and materialization, accelerate the development of new materials with high performance and high added value such as 5N high-purity alumina, high-purity aluminum nitride and high-conductivity alloy wires, and create a number of knock-out products with high added value to give full play to the important supporting role of technological innovation in improving the quality and efficiency.

7. Continue to promote the deep integration of Party building and production and operation, improve the quality and efficiency with the help of Party building

The Company strictly implemented the decision-making system of "Three Important Matters and One Big Concern (三重一大)" and the pre-procedures for the Party committee's study and discussion. The Company will improve the assessment of "double perfect score (雙百分)", optimise the "two guidances and two makings (兩帶兩創)", refine the "two improvements (雙提升)" and "two benchmarking (雙對標)", and realise the deep integration of Party building and production and operation, so as to transform the advantages of Party building into governance advantages, competitive advantages and development advantages, and empower the quality, efficiency, and improvement with the value creation of Party building.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF 2020 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2020 annual general meeting (the "**AGM**") of Aluminum Corporation of China Limited* (the "**Company**") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:00 p.m. on Tuesday, 29 June 2021 for the purpose of considering, and if thought fit, approving the following resolutions (unless otherwise specified, terms used in this notice shall have the same meaning as defined in the circular of the Company dated 13 May 2021 (the "**Circular**")):

ORDINARY RESOLUTIONS

1. To consider and approve the resolution in relation to the Report of the Board of the Company for the year ended 31 December 2020;

2. To consider and approve the resolution in relation to the Supervisory Committee's Report of the Company for the year ended 31 December 2020;

3. To consider and approve the resolution in relation to the independent auditor's report and the audited financial reports of the Company for the year ended 31 December 2020;

4. To consider and approve the resolution in relation to the loss recovery plan of the Company for the year 2020;

5. To consider and approve the resolution in relation to the proposed provision of guarantees by the Company to Chalco Hong Kong Investment for financing;

6. To consider and approve the resolution in relation to the proposed provision of guarantees by the Company and Chalco Shandong to Xinghua Technology for financing;

7. To consider and approve the resolution in relation to the determination of remuneration standards for Directors and Supervisors of the Company for the year 2021;

8. To consider and approve the resolution in relation to the proposed renewal of liability insurance for year 2021-2022 for the Directors, Supervisors and senior management members of the Company;

9. To consider and approve the resolution in relation to the proposed re-appointment of auditors of the Company;

SPECIAL RESOLUTIONS

10. To consider and approve the resolution in relation to the 2021 domestic bonds issuance plan of the Company;

11. To consider and approve the resolution in relation to the 2021 overseas bonds issuance plan of the Company; and

12. To consider and approve the resolution in relation to the general mandate to issue additional H Shares.

By order of the Board
Aluminum Corporation of China Limited*
Wang Jun
Company Secretary

Beijing, the PRC
13 May 2021

Notes:

(a) Details of the above-mentioned resolutions are set out in the circular of the Company dated 13 May 2021 in relation to the AGM.

(b) Pursuant to the provisions of the Articles of Association, the H Share Register of Members of the Company will be closed from Sunday, 30 May 2021 to Tuesday, 29 June 2021 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Friday, 28 May 2021 are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the AGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on Friday, 28 May 2021 for registration.

(c) A Shareholders or H Shareholders, who intend to attend the AGM, must complete the reply slip for attending the AGM and return it to the Company's Board Office no later than 20 days before the date of the AGM, i.e. on or before Tuesday, 8 June 2021.

Details of the Company's Board Office are as follows:

No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China, Postal Code: 100082
Tel: (8610) 8229 8161/8162
Fax: (8610) 8229 8158

(d) Each H Shareholder who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f) Each A Shareholder who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM, and Notes (d) to (e) also apply to A Shareholders, except that the form of proxy or other documents of authority must be delivered to the Company's Board Office, the address of which is set out in Note (c) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof, in order for such documents to be valid.

(g) If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the AGM, such representative should produce his ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(h) Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(i) All votings at the AGM will be conducted by a poll.

* *For identification purpose only*